Contact

www.linkedin.com/in/ian-gauger (LinkedIn)

Top Skills

Problem Solving
Customer Service
Employee Management

Languages

German (Limited Working)
American Sign Language (Elementary)

Certifications

LEED Green Associate

Honors-Awards

Design Leadership
Design Leadership

Publications

Adaptive Reuse as a Means for Socially Sustainable (Re)Development: How Reuse of Existing Buildings Can Help to Establish Community Identity and Foster Local Pride

Ian Gauger

Innovator. Team Builder. Leader.
Rochester, New York, United States

Summary

Experienced personnel and project manager.

Experience

Circle Optics, Inc.

4 years

COO
June 2020 - Present (2 years 8 months)
Rochester, New York, United States

Director of Operations
February 2019 - June 2020 (1 year 5 months)
Rochester, New York Area

Sigma Nu Lambda Eta Alumni Association, Housing Corporation & Endowment Fund

Board Member
February 2019 - Present (4 years)
Rochester, New York, United States

* Raised more than $100,000 to purchase a residential building to house undergraduate students
* Oversaw the creation of three non-profit organizations (Alumni Association, Housing Corporation, and Endowment Fund) to manage the property and associated assets

LaBella Associates

Architectural/Project Technician
June 2017 - February 2019 (1 year 9 months)
Rochester, New York Area

* Participated in the design process from RFP response to construction document submission.
* Coordinated work between in-house design disciplines and outside consultants.

* Acted as a liaison between client and contractors during the construction process.
* Communicated with sales representatives in order to determine prices and capabilities of a variety of architectural products.

Rochester Institute of Technology
Sustainable Building Consultant
December 2016 - May 2017 (6 months)
Rochester, New York Area

Developed a green building supplement for current university building guidelines.

Rochester Regional Health
Sustainability Intern
September 2016 - May 2017 (9 months)
Rochester, New York Area

* Developed Green Building Standards for all new construction and renovations, as well as operations and maintenance, of company buildings.
* Completed a lifecycle analysis for LEED credit on a proposed 340,000 square-foot hospital.
* Preformed cost analysis/feasibility studies for use of green alternatives such as LEDs, geothermal, photovoltaics, etc.

Rochester Institute of Technology
2 years 2 months

FoodShare Coordinator
September 2015 - September 2016 (1 year 1 month)

Established all operations at the newly created RIT FoodShare. Grew organization from one donation box in a residential life office to 1,200sf location with a team of volunteers and 16+ tons in annual donations.

Graduate Resident Advisor - Greek Circle
August 2014 - August 2015 (1 year 1 month)

•Directly supervised a staff of 6 undergraduate staff members.
•Assisted in providing comprehensive training, ongoing staff development and evaluation of staff.
•Coordinated goal setting and development in relation to personal and professional interests for undergraduate staff through guidance and mentorship.

•Supported administrative processes (data entry, filing, answering phones & email, etc.).
•Acted as a crisis response resource during emergencies for the apartment community.
•Facilitated the resolution of roommate and neighbor conflicts.
•Acted as an advocate for students who are dealing with a variety of issues and concerns including personal crises, academic underachievement, and fiscal mismanagement.

University of Rochester
4 years 4 months

Project Manager for Residential Life
May 2013 - August 2014 (1 year 4 months)

I worked with closely with contractors to coordinate a variety of renovation and construction projects. I managed schedules and budgets totaling in the millions of dollars for these projects.

Teaching Assistant
January 2013 - May 2013 (5 months)
Rochester, New York Area

Teaching Assistant for Approaches to Conflict Resolution

Worked under the Dean of Students. I graded homework and organized outside of class discussions.

Assistant to the Operations Manager of Residential Life
May 2010 - May 2013 (3 years 1 month)

I am in charge of 15 student helpers during the summer and 6 during the school year. Over the summer we inspect every residential space on campus for damages and make necessary repairs. I am also responsible for creating work orders, doing ledgers, and correspondence with vendors when ordering supplies and materials.

Private Homeowner
Property Manager
May 2013 - September 2013 (5 months)
Rochester, New York Area

Manage a property owned by an out-of-state landlord.

Sigma Nu Fraternity, Inc.
Lambda Eta Chapter - Various Positions

January 2009 - May 2013 (4 years 5 months)
Rochester, New York Area

Member of a fraternity of 30-45 outstanding young men at the University of Rochester with a focus on developing ethical leaders. During my undergraduate time I held a number of positions including Eminent Commander (President), Philanthropy & Community Service Chairman, and Alumni Relations Chairman. I also was a member of various committees and, in 2012, I was selected to sit on the National Appeals & Grievances Committee.

Education

Rochester Institute of Technology

Master of Architecture (M.Arch.), Architecture · (2014 - 2017)

University of Rochester

Bachelor of Arts, Archaeology, Technology, and Historical Structures · (2008 - 2013)